

Mail Stop 3561

October 14, 2008

Sarit Mor
President
Silverton Adventures, Inc.
5070 Arville Street # 7
Las Vegas, Nevada 89118

> **Re:** **Silverton Adventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 23, 2008**
> **File No. 333-153626**

Dear Ms. Mor:

We have limited our review of your filing to only those issues addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Directors, Executive Officers, Promoters and Control Persons, page 23

1.   We note that Sandra Frasier-Smith has signed the registration statement in her capacity as Chief Financial Officer, but that the table here does not list her as holding this position. Please revise to reconcile.

Background of Directors, Executive Officers, Promoters and Control Persons, page 23

2.   Instead of stating that Ms. Mor has "significant expertise" or that Ms. Frazier-Smith has "always been in a role of management," revise to clearly describe their business experience during the past five years. In doing so, disclose the name and

principal business of any corporation or organization in which they held such employment. When discussing their experience, please revise to remove such marketing language as "insight," "vision," and "enthusiasm," as well as "significant" experience. We also note that they both intend to spend approximately 10-15 hours per week on your business affairs due to their outside interests, so please also disclose any other current occupational or employment positions held outside of Silverton Adventures. Refer to Items 401(b) and (e) of Regulation S-K.

Part II, Item 15 – Recent Sales of Unregistered Securities

3.   Please revise to disclose and describe all recent sales of unregistered securities. For example, we note from footnote 4 of your financial statements that you issued 1,000,000 shares on June 30, 2007, rescinded 1,000,000 shares on December 27, 2007, and issued 1,000,000 shares on December 28, 2007. Refer to Item 701 of Regulation S-K.

4.   In this regard, as to any securities sold otherwise than for cash, state the nature of the transaction and nature and aggregate amount of consideration received by the registrant. Refer to Item 701(c) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3210.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via Facsimile (626) 335-7750
        R.V. Brumbaugh, Esq.